SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 July 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

RNS Announcement
The Governor and Company of the Bank of Ireland
Board Changes

Bank of Ireland today announces that Mr Bradley Martin has been appointed to the Board of Directors as a non-executive director with immediate effect.  Mr Martin's appointment has been approved by the Central Bank of Ireland.

Mr. Martin is Vice President, Strategic Investments, Fairfax Financial Holdings Ltd., a publicly traded financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
Mr Martin (53) holds an LLB from the University of Toronto and a BA in Economics from Harvard College.  Mr Martin's career includes 11 years with the Canadian Law Firm Torys LLP, including one year on secondment to the Ontario Securities Commission followed by a partnership at the firm  in 1995.  Since 1998 Mr Martin has worked in a variety of senior roles in the Fairfax Financial Group and has served on the boards of a number of companies in which Fairfax is a significant investor.  He is the Chairman of Ridley Inc. and Chairman of Resolute Forest Products Inc. Previously Mr Martin was a Director of Hub Group Limited, Odyssey Re Group Limited, Northbridge Financial Corporation, The Brick Limited and Chairman of Imvescor Restaurant Group Inc.

Mr Prem Watsa has decided to retire from the Bank of Ireland Group Board with immediate effect.

Commenting Mr Watsa said:
"Fairfax invested in Bank of Ireland in the summer of 2011 and since then the Bank has made very significant progress against its strategic objectives. Fairfax continues to be confident in the outstanding leadership of the CEO, his management team and the Board of  Bank of Ireland Group. Reflecting the progress made and my other commitments, I feel that now is the appropriate time for me to step down from the Board.  I am pleased that we have been able to offer someone of Brad's calibre and experience as our nominee to the Bank of Ireland Group's Board as Fairfax, as long term focussed investors, continue to support Bank of Ireland in the achievement of its strategic objectives."

Mr Archie Kane, Chairman of the Bank of Ireland Group commented:
"On behalf of the Board I should like to thank Prem for his diligence and commitment as a Board member. We have benefited greatly from his insights. I should also like to welcome Brad to our Board.  He brings extensive experience and skills to the role and we all look forward to working with him as we continue to make good progress against the Group's strategic objectives."

There are no other details that are required to be disclosed for Mr. Martin under Listing Rule 6.6.7 of the Listing Rules of the Irish Stock Exchange.

23 July 2013
Enquiries-
Helen Nolan, Group Secretary                                                  00-353-76-623-4710
Pat Farrell, Head of Group Communications                         00-353-76-623-4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 23 July 2013